

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
William Tsu-Cheng Yu
Prime Acquisition Corp.
No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011

Re: Prime Acquisition Corp.
Schedule TO
Filed August 12, 2013
File No. 005-86162

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

General

1.   If the business combination is consummated, please confirm that, in a subsequent 1934 Act filing, you will provide a stub period audit from January 1, 2013 through the date of the acquisition for the Bell Group. Please refer to Rule 3-05 of Regulation S-X.

Exhibit (a)(1)(A)

General

2.   We refer to the first paragraph on page 2. Please also discuss any impact the tender offer may have on Nasdaq's determination to continue the listing of the company's shares. In

this regard, please discuss the potential impact of the tender offer on the number of public holders, as well as the number of publicly held shares.

3.   Please revise to include disclosure regarding the dilutive impact on existing shareholders of the agreement to purchase green certificates for 11,550,000 shares, as well as the total amount of shares to be issued under the Stock Purchase Agreements.

4.   Please tell us what consideration you gave to filing the complete Stock Purchase Agreements.

5.   Please explain to us the exemption that you will rely on for the issuances of shares pursuant to the Stock Purchase Agreements.

6.   Please provide the approximate date by which the redemption proceeds of the trust account will become available, assuming the Acquisition is not consummated by September 30, 2013.

Summary Term Sheet, page 1

7.   Please fix the description of the "Scheduled Expiration of Offer" to reflect the expiration date of September 23, 2013. As written, it currently indicates the expiration date is September 10, 2013.

What happens to the funds deposited in the Trust Account following the Acquisition? Page 8

8.   Disclose an estimate of the funds remaining and available for working capital following expiration of the Offer, assuming 23,014 shares are tendered.

Summary, page 9

9.   Please provide disclosure regarding management's experience in your lines of business (i.e., real estate and Green Certificates).

Stock Purchase Agreements, page 10

10.   Please briefly explain which agreements relate to which acquisition properties. In addition, please disclose the total amount of ordinary shares of Prime that each entity's selling shareholders will receive.

11.   Please disclose any related material litigation interests in your discussion of these stock purchase agreements. We note your disclosure on pages 57 and 58.

Management Agreement, page 10

12.   Please describe in greater detail how the one-time bonus is calculated. We note your disclosure that the bonus is equal to 10% of adjusted net operating income, as defined in the agreement, but please describe the calculation of adjusted NOI or provide a cross-reference to this disclosure elsewhere in the filing.

13.   Please provide an estimate of your first year management fees, the one-time equity grant, and the 10% bonus, assuming the required cash dividend is paid. Please also disclose any fees paid or accrued to date.

Stock Purchase Agreements, page 11

14.   We note that Prime will acquire 100% of the equity interest in the entities identified in this section. Please revise to clarify if the entities to be acquired own 100% of the interest in the properties in the initial portfolio.

Description of Green Certificates, page 14

15.   Please describe in greater detail what "green certificates" are and how they fit into your business plan.

Recommendations of the Board of Directors and Reasons for the Acquisition of the Offer, page 15

16.   Please revise here or the appropriate section to discuss the reasons the board determined that this transaction is in the best interest of shareholders and in recommending that you do not accept the Offer.

17.   Here or in the appropriate section, please provide a tabular comparison of the tender offer price, the current market price, the price per share paid by insiders/founders, and the pro forma book value per share of the company assuming consummation of all issuances and transactions described in this document, including the exercise of all options and warrants. Further, please include disclosure of how you calculate the numerator and denominator for your pro forma book value per share.

Interest of Certain Persons in the Acquisition, page 15

18.   Please revise to compare the aggregate purchase price of the founder shares to the aggregate price based on current market price and the pro forma book value of the shares. Further, please include disclosure of how you calculate your pro forma book value.

Compensatory Arrangements for Board of Directors and Management, page 16

19.   Please describe in greater detail what comprises the $318,884.47 in reimbursable expenses of your officers and directors and affiliates.

20.   You disclose that fees paid to Kaiyuan Real Estate Development are at least as favorable as you could have obtained from an unaffiliated third-party. Please revise to remove this disclosure or tell us how you can substantiate your determination.

Risk Factors, page 20

21.   We note that your Manager will receive a 1.9% asset management fee. Please add risk factor disclosure, as appropriate, to discuss any risks related to the fee structure, in creating incentives for the manager that are inconsistent with shareholder interests (e.g., an asset management fee may encourage portfolio growth, even if not accretive). Please also include risk disclosure related to the difficulty in terminating your manager, even for poor performance. We note the five year term of your management agreement, as well as the large termination fee, as disclosed on page 10.

22.   Please add any applicable risk factor disclosure related to geographic diversification, tenant-type, and significant tenants. In this regard, we note from your disclosure on page 60 that your initial portfolio is based in Italy, that Lab Law appears to be a significant tenant, and your tenant-type appears to be concentrated.

If third parties bring claims against us…, page 25

23.   Please revise to specifically address any risks related to the lawsuits you discuss on pages 58 (litigation related to the Targets) and 93 (litigation related to your executive officers). Also, please indicate whether any contracted parties to date have not signed waivers, including the Sellers.

Nasdaq may delist our securities…, page 31

24.   Disclosure indicates that on July 31, 2013 the Company received a letter from the Listing Qualifications Department of Nasdaq stating that Nasdaq's Hearings Panel had determined to continue the listing of the Company's shares, subject to certain conditions. Please expand the disclosure to specify these conditions.

Special Note Regarding Forward-Looking Statements, page 48

25.   We note the statement on page 48 that "[w]e undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events." Please revise to reflect the Company's obligations under Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3).

Post-Acquisition Business, page 51

26.   Please revise to provide more robust disclosure about your business and future business plans. We note your disclosure about the acquisition of real estate properties, as well as your letter of intent to acquire green certificates. Please clarify whether you intend to continue to pursue both separate businesses indefinitely, or whether you intend to focus your business on one or the other.

27.   Please revise to clarify how you determined the purchase price for the green certificates you intend on acquiring.

Information about Manager and BHN, page 59

28.   Please revise to describe your Manager's experience in investing in your targeted assets.

Information About the Initial Portfolio, page 60

29.   Please disclose the current occupancy and rental rates for your properties.

Acquisition Covenants, page 66

30.   We note your disclosure at the top of page 68 regarding the covenant to pay a $0.50 per share annualized dividend to all shareholders of Prime's ordinary shares. Please explain any ramifications to the company in the event of default on this covenant.

Transaction Value Agreement, page 69

31.   Refer to the second paragraph of this section. Clarify what constitutes a "public sale" for purposes of determining the "average public sales price." Also indicate how soon following the consummation of the Acquisition that a Seller can start selling the shares issued pursuant to the SPAs.

32.   Expand the second paragraph of this section to better explain the call option mechanism.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Prime, page 74

Results of Operations and Known Trends or Future Trends, page 74

33.   Please revise the first paragraph to disclose what is included in "other operating costs of $940,043."

Liquidity and Capital Resources, page 75

34.   We note your disclosure in the third paragraph about the Extension Tender Offer. Please tell us whether the 3,008,955 of the ordinary shares that were tendered and accepted for redemption represents the total amount tendered.

35.   Please revise to disclose the amount currently in the trust account and the amount that would be left after subtracting the deferred compensation, loans payable, fees, and purchase of the maximum number of shares tendered.

36.   Refer to the first paragraph on page 76. Disclosure indicates that the Company "will pay" to Chardan Capital Markets an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. As it appears such anniversary has occurred, please revise the disclosure to reflect the actual payment.

Management's Discussion and Analysis… of the Target Companies, page 78

37.   Please expand your disclosure to include a discussion of key variables, such as industry specific metrics, and financial measures management will utilize in managing each segment of the business.

Results of Operations, page 81

38.   Please revise to explain how the passing of "certain cost" resulted in your increase in net revenues. Also discuss if this impacted your increase in renovation charges.

Operating Activities, page 85

39.   You disclose that your increase in net cash provided by operating activities is primarily due to a credit risk provision and general risk provision of €927,000. It appears that these items are non-cash items and should not impact your cash flows. Please revise or advise.

Credit Risk, page 87

40.   We note your second sentence in this section. Please provide greater detail regarding how and how frequently The Bell Group monitors tenant credit quality.

Board Committees, page 94

41.   Please provide detailed disclosure regarding the board's oversight of the manager with respect to investment decisions.

Executive Compensation, page 99

42.   We note your disclosure at the bottom of page 99 that your manager will be responsible for compensation expenses of its management team, and Prime will be responsible for all of Prime's expenses. Please disclose whether Prime will reimburse the manager for manager employee costs.

No Proration in Offer, page 103

43.   Disclosure in this section indicates that "if either the Acquisition Condition or the Maximum Tender Condition has not been satisfied, we will extend or terminate the Offer." Please advise under what circumstances the Company would extend the offer should the Maximum Tender Condition be triggered. Is it the Company's expectation that under such circumstances it would engage in communications with its shareholders to persuade them to withdraw their tenders? Please confirm the Company's understanding that it may not make any purchases of its shares outside the tender offer. Please refer to Exchange Act Rules 13e-4(f)(6) and 14e-5.

Separation of Units, page 106

44.   We note the disclosure to the effect that a unitholder must have his or her units separated into shares and warrants in order to be able to tender his or her shares. Please clarify how much time it would likely take for a unitholder to accomplish the separation of units into shares and warrants.

Conditions of the Offer, page 112

45.   Please supplement the first full paragraph on page 113 to either describe the "customary conditions" on which the Acquisition is conditioned or provide a cross-reference to the appropriate section of the Offer to Purchase where such information is provided.

46.   We note the last paragraph on page 113 of this section relating to the Company's failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding on both points in your response

letter.

Extension of the Offer; Termination; Amendment, page 115

47.   Refer to the second to last sentence in the last paragraph of this section. Please revise
        clause (i) of this sentence to note that an extension of the Offer may also be required in
        the event the Company increases or decreases the number of Ordinary Shares sought in
        the tender offer.

Miscellaneous, page 116

48.   The disclosure states that the Company will not make the offer into, nor will tenders be
        accepted from, shareholders in certain jurisdictions. While the Company is not required to
        disseminate offer materials into jurisdictions where doing so would be illegal, the all-
        holders provisions of Rule 13e-4(f)(8)(i) requires it to accept all subject securities
        properly tendered. Please revise.

Certain Relationships and Related Transactions, page 120

49.   In the third paragraph on page 121, we note your disclosure that the company believes
        that the fees payable to Kaiyuan Real Estate are "at least as favorable as the Company
        could have obtained from an unaffiliated third-party." Please provide support for this
        statement or, alternatively, remove the statement.

Financial Statements of Prime Acquisition Corp., page F-2

50.   Other than the Balance Sheet, please tell us how you determined it was not necessary to
        provide three years of financial statements. Please refer to Item 8 of Form 20-F.

Notes to Financial Statements, page F-8

Note 8 – Share-Based Compensation, page F-16

51.   Please revise your filing to present the assumptions used in the Black-Scholes option-
        pricing model separately for each year where options were granted. Please refer to
        paragraph 2f of ASC 718-10-50.

Unaudited Pro Forma Condensed Combined Financial Information

General

52.   Please revise your introduction to provide the detail of the Stock Purchase Agreement
        with Delfin SPA, as you have for the Stock Purchase Agreements with the other entities.

53.   Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the put agreements with AQR Funds. Please refer to Article 11 of Regulation S-X.

54.   Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the fee to be paid to Chardan Capital Markets, LLC. Please refer to Article 11 of Regulation S-X.

55.   Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the Letter of Intent with Union European Concept Futurum Geie. Please refer to Article 11 of Regulation S-X.

56.   Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the Letter of Intent with Radiomarelli SA. Please refer to Article 11 of Regulation S-X.

Unaudited Pro Forma Combined Balance Sheet as at December 31, 2012

Note (6)

57.   It appears that your adjustment (6) is for an estimate of costs to be incurred. Please tell us how you determined this estimate is factually supportable. Please refer to Article 11 of Regulation S-X.

Note (7)

58.   Please tell us how you determined that it was not necessary to record an adjustment to fair value the assets and liabilities of the Targets. Your response should address, but not be limited to, investments in equity-accounted associates and debt.

59.   Please tell us and clarify in your filing why Legal reserve and Translation reserve are not eliminated.

Financial Statements for Bell Group, page 19

60.   We note your letter dated August 20, 2013 and the audit opinions that you provided in that letter. We will continue to monitor your filing for the inclusion of these audit opinions. Additionally, please have BDO S.p.A. revise their opinions to include the country from which the audit report has been issued. Reference is made to PCAOB AS 1.

Group Management business overview, page 22

61.   Please clarify the nature of the non-lease contribution included in 2011 rental income.

Within your response, please tell us how you accounted for this item and reference the authoritative accounting literature management relied upon.

Combined statement of cash flows, page 27

62.   Please tell us how you complied with paragraph 22 of IAS 7, or tell us how you determined it was appropriate to present the proceeds from and repayments of bank borrowings and finance lease creditors in one line item.

Notes to the Financial Statements for Bell Group, page 30

1 Accounting policies, page 31

Basis of consolidation, page 44

63.   Please tell us and revise your filing to disclose how you determined that these entities are under common control. Please refer to B1-B3 of IFRS 3.

Investments, page 46

64.   Please clarify for us and in your filing the nature of your investment in LDH S.r.1. Additionally, please tell us the authoritative accounting literature management relied upon to determine that it was appropriate to record this investment at cost.

Financial assets, page 46

Loans and receivables, page 46

65.   It appears that you only analyze your aged receivables on an individual basis. Please tell us how you complied with paragraph 64 of IAS 39, or tell us how you determined it was not necessary to perform an analysis of assets with similar credit risk characteristics and collectively assess them for impairment.

66.   On page 82 within your MD&A, you disclose there was increased evidence of the risk of non-payment in 2012. Please tell us what such evidence existed at December 31, 2012 that did not exist at December 31, 2011.

Investment property, page 50

67.   Please revise your policy note to disclose the nature of the property is classified as investment property.

68.   Please tell us how you complied with paragraph 19 of IAS 40, or tell us how you determined it was appropriate to expense costs for renovating, rehabilitating and

improving real estate.

2 Critical accounting estimates and judgements, page 53

Estimates and assumptions, page 53

69.   Please tell us and revise your filing to disclose if your external valuers considered the temporary rent reduction in their determination of the fair value of your investment properties. Please refer to paragraph 40 of IAS 40.

4 Revenue, page 61

70.   We note you have recorded an expense for restructure charges and revenue for recharge of restructuring cost. Please clarify for us the nature of these expenses and revenues. Additionally, please tell us the authoritative accounting literature you relied upon for your accounting for these expenses and revenues.

71.   Please tell us how you determined the Contribution on renovation is revenue. Within your response, please reference the authoritative accounting literature management relied upon.

72.   You disclose that you provided a temporary rent reduction to a few tenants during 2012. Please tell us how you accounted for these lease modifications. Within your response, please reference the authoritative accounting literature management relied upon.

5 Other income, page 62

73.   Please clarify for us the nature of the recharge items within other income. Additionally, please tell us the authoritative accounting literature you relied upon for your accounting for this other income. To the extent these items relate to amounts that the tenant reimburses to the Group, please revise your filing to disclose your accounting policy for these reimbursements and related expenses.

7 Expenses by nature, page 63

74.   Please clarify for us the nature of the co-owners shared expenses. Additionally, please tell us the authoritative accounting literature you relied upon for your accounting for these expenses. Your response should include, but not be limited to, the basis of consolidation for the entity that you co-own.

12 Investment property, page 68

75.   Please tell us why there is no fair value adjustment for your investment properties. Please refer to IAS 40.

19 Loans and borrowings, page 74

76.   Please revise your filing to disclose the fair value of your loans and borrowings. Please refer to paragraph 25 of IFRS 7.

77.   Please revise your filing to disclose the interest rate or weighted average interest rate for your loans and borrowings.

20 Provisions, page 76

78.   We note you have disclosed various litigation related to the Targets on pages 57 and 58 of your filing. Please tell us how you have complied with paragraphs 85 and 86 of IAS 37, or tell us how you determined it was not necessary to provide these disclosures.

21 Deferred tax, page 76

79.   Please tell us how you have complied with paragraph 81(c) of IAS 12, or tell us how you determined it was not necessary to provide an explanation of the relationship between tax expense and accounting profit.

25 Related party transactions, page 81

80.   Please revise your filing to disclose the nature of the related party relationship and information about the transactions with related parties who are not members of the Group. Please refer to paragraph 18 of IAS 24.

81.   You disclose that transactions occurred with related parties were made at the Group's usual prices. Please revise to remove this disclosure or tell us how you can substantiate that determination. Please refer to paragraph 23 of IAS 24.

SEBA S.r.1 Statements of Revenue and Certain Expenses

Notes to Statements of Revenue and Certain Expenses

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

82.   Please revise your filing to disclose the difference between rental revenue recorded on a straight-line basis and cash rent received.

Expenses Recognition

83.   Please revise your filing to clarify what is meant by economic competence.

84.   You disclose that the leases generally require that the tenants reimburse the Company for the tenants pro rata share of certain operating costs and real estate taxes. Please tell us and revise your filing to clarify how you have presented these reimbursements and related expenses. Your response should address why you have not recorded any tenant reimbursement revenue.

NOVA S.r.1 Statements of Revenue and Certain Expenses

Notes to Statements of Revenue and Certain Expenses

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

85.   Please revise your filing to disclose the difference between rental revenue recorded on a straight-line basis and cash rent received.

Expenses Recognition

86.   Please revise your filing to clarify what is meant by economic competence.

87.   You disclose that the leases generally require that the tenants reimburse the Company for the tenants pro rata share of certain operating costs and real estate taxes. Please tell us and revise your filing to clarify how you have presented these reimbursements and related expenses. Your response should address why you have not recorded any tenant reimbursement revenue.

IFRS1 – Reconciliation from previous GAAP to IFRS

88.   We note you have identified a difference between Italian GAAP and IFRS for SEBA S.r.1. related to the accounting for certain lease payments. We note NOVA S.r.1 has an expense line item for Interests. Please tell us the nature of this line item, as well as how it differs from the Interests line item in the Statements of Revenues and Certain Expenses for SEBA S.r.1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance, you may contact me at (202) 551-3386 or Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Giovanni Caruso
        Loeb & Loeb